LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31, 2008 and 2007
(Unaudited - in thousands of US dollars)	2008	2007

ASSETS
Current
Cash and cash equivalents	$169,698	$131,046
Accounts receivable	74,411	98,024
Inventories	40,081	46,791
Prepaid expenses	8,052	9,934
	292,242	285,795
Reclamation funds	58,385	59,174
Mineral properties, plant and equipment	1,351,584	2,203,811
Investments and other assets	1,643,730	1,531,944
Future income tax assets	52,102	60,193
Goodwill	242,519	503,925
Assets of discontinued operations	63,940	65,982
	$3,704,502	$4,710,824
LIABILITIES
Current
Accounts payable	$151,087	$78,338
Accrued liabilities	44,353	89,660
Income taxes payable	1,648	103,526
Current portion of long term debt and capital leases	306,973	5,779
Deferred revenue	3,465	7,243
Forward sales contracts	-	10,502
	507,526	295,048
Long-term debt and capital leases	8,243	89,496
Other long-term liabilities	16,252	5,701
Deferred revenue	75,665	91,098
Provision for pension obligations	14,359	17,074
Asset retirement obligations and other provisions	109,530	117,589
Future income tax liabilities	262,650	448,619
Liabilities of discontinued operations	106,553	104,393
	1,100,778	1,169,018
SHAREHOLDERS' EQUITY
Share capital	3,331,309	3,233,682
Contributed surplus	24,758	14,179
Accumulated other comprehensive income	182,074	271,301
(Deficit) Retained earnings	(934,417)	22,644
	2,603,724	3,541,806
	$3,704,502	$4,710,824

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - in thousands of US dollars, except for share and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Sales	$43,536	$253,110	$835,294	$1,059,722
Operating costs	(84,804)	(96,165)	(436,633)	(379,295)
Accretion of asset retirement obligations and other provisions	(15,882)	(4,332)	(25,931)	(9,085)
Selling, general and administration	(7,465)	(11,933)	(39,556)	(30,785)
Stock-based compensation	(1,190)	(2,611)	(9,926)	(12,024)
(Loss) Income from continuing operations before undernoted	(65,805)	138,069	323,248	628,533

Depreciation, depletion and amortization	(40,067)	(59,119)	(202,317)	(175,692)
General exploration and project investigation	(12,318)	(10,875)	(38,876)	(35,370)
Goodwill and long-lived asset impairment	(540,065)	(349,998)	(760,188)	(349,998)
Impairment of available-for-sale ("AFS") securities	(144,077)	-	(144,077)	-
(Loss) gain on sale of investments	-	84	(1,320)	74,330
Interest and bank charges	(4,602)	(4,207)	(14,725)	(13,444)
Foreign exchange loss	(14,356)	(2,558)	(14,726)	(18,876)
(Loss) gain on forward sales contracts	(798)	18,571	(91)	(17,981)
Other income and expenses	(1,632)	5,814	2,625	24,687
(Loss) Income from continuing operations before income taxes	(823,720)	(264,219)	(850,447)	116,189
Current income tax recovery (expense)	22,027	(36,243)	(29,677)	(136,454)
Future income tax recovery	93,853	58,295	160,130	20,569
(Loss) Income from continuing operations	(707,840)	(242,167)	(719,994)	304
Loss from discontinued operations, net of income taxes	(20,615)	(194,438)	(237,067)	(154,461)
Net loss	$(728,455)	$(436,605)	$(957,061)	$(154,157)

Basic and diluted loss per share from continuing operations	$(1.72)	$(0.62)	$(1.82)	$0.00
from discontinued operations	(0.05)	(0.50)	(0.60)	(0.46)
Basic and diluted loss per share	$(1.77)	$(1.11)	$(2.41)	$(0.46)
Weighted average number of shares outstanding
Basic and diluted	412,476,706	392,443,360	396,416,414	338,643,242

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - in thousands of US dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Net loss	$(728,455)	$(436,605)	$(957,061)	$(154,157)
Other comprehensive loss
Change in fair value of AFS securities, net of taxes	(28,702)	(34,102)	(128,793)	(43,986)
Recognized loss on AFS Securities disposed during the	-	20,360	(263)	20,360
period, net of taxes
Impairment of AFS securities, net of taxes	143,222	-	143,222	-
Cumulative foreign currency translation adjustment	(46,404)	23,276	(103,393)	239,330

	68,116	9,534	(89,227)	215,704
Comprehensive (loss) income	$(660,339)	$(427,071)	$(1,046,288)	$61,547

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007
Cash provided by (used in)
Operating activities
Net loss	$(728,455)	$(436,605)	$(957,061)	$(154,157)
Items not involving cash	-	-
Depreciation, depletion and amortization	40,067	59,119	202,317	175,692
Goodwill and long-lived asset impairment	589,626	543,101	970,660	543,101
Impairment of AFS securities	144,077	-	144,077	-
Recognition of deferred revenue	(1,223)	(2,119)	(6,447)	(4,473)
Stock-based compensation	1,190	2,611	9,926	12,024
Future income tax recovery	(121,996)	(58,758)	(134,122)	(71,793)
(Gain) loss on sale of investments and other assets	-	(1,145)	1,320	(79,035)
Accretion on asset retirement obligations and other	21,195	8,373	25,931	8,373
provisions
Provision for pension obligations	(2,598)	894	2,715	1,046
Unrealized foreign exchange loss	24,555	1,727	17,815	5,982
Unrealized loss (gain) on forward sales contracts	13,406	(44,524)	-	(14,159)
Other	2,961	(12,106)	5,019	(1,604)
Reclamation payments	(696)	11,460	(3,811)	(2,018)
Reclamation contributions	(780)	(16,265)	(780)	(16,265)
Pension payments	(233)	(640)	(1,378)	(640)
Realized loss on derivative instruments	(10,503)	-	(10,503)	(9,759)
Changes in non-cash working capital items	75,859	25,219	(50,649)	(18,872)
	46,452	80,342	215,029	373,443
Financing activities
Proceeds from loans	90,089	40,352	374,458	753,949
Common shares issued	111,361	7,874	111,980	7,874
Deferred income	-	-	-	42,500
Common share buyback	-	(8,094)	(17,974)	(726)
Debt repayments	(2,295)	(61,881)	(136,010)	(716,744)
	199,155	(21,749)	332,454	86,853
Investing activities
Mineral property, plant and equipment expenditures	(59,696)	(65,255)	(274,446)	(189,413)
Investments in Tenke Fungurume	(46,000)	(34,504)	(264,100)	(60,900)
Investments in AFS securities	-	(60,988)	(4,675)	(298,675)
Proceeds from sale of investments and other assets	-	2,344	48,904	307,433
Acquisition of subsidiaries, net of cash	-	-	-	(763,259)
Proceeds from sale of subsidiary, net of cash	-	1,205	-	273,285
Other	11,717	(2,483)	10,024	(6,488)
	(93,979)	(159,681)	(484,293)	(738,017)
Effect of foreign exchange on cash and cash equivalents	(26,678)	14,218	(26,105)	8,758
Increase (decrease) in cash and cash equivalents during the
period	124,950	(86,870)	37,085	(268,963)
Cash and cash equivalents, beginning of period	45,342	220,077	133,207	402,170
Cash and cash equivalents, discontinued operations	(594)	(2,161)	(594)	(2,161)
Cash and cash equivalents, end of period	$169,698	$131,046	$169,698	$131,046

LUNDIN MINING CORPORATION

Segmented Information - Operational
For three months ended December 31, 2008

	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Tenke Fungurume	Other	Total

Sales	$15,498	$11,065	$8,919	$7,938	$-	$116	$43,536

Loss before undernoted	(19,655)	(2,136)	(13,616)	(20,347)	-	(10,051)	(65,805)
Depreciation, depletion and amortization	(24,061)	(4,936)	(9,039)	(1,658)	-	(373)	(40,067)
General exploration and project investigation	(5,558)	-	(5,875)	(503)	-	(382)	(12,318)
Goodwill and long] lived asset impairment	(81,844)	-	(303,142)	(51,302)	-	(103,777)	(540,065)
Impairment of AFS securities	(5,045)	-	(63,885)	-	-	(75,147)	(144,077)
Interest and bank charges	(805)	(19)	(418)	-	-	(3,360)	(4,602)
Foreign exchange gain (loss)	3,642	2,037	(2,457)	184	-	(17,762)	(14,356)
Gain (loss) on forward sales contracts	27	(477)	-	-	-	(348)	(798)
Other income and expenses	1,679	729	(1,365)	421	(2,171)	(925)	(1,632)
Income tax (expense) recovery	(30,515)	9,305	69,842	1,517	-	65,731	115,880
(Loss) income from continuing operations	$(162,135)	$4,503	$(329,955)	$(71,688)	$(2,171)	$(146,394)	$(707,840)
Loss from discontinued operations	(20,615)	-	-	-	-	-	(20,615)
Net (loss) income	$(182,750)	$4,503	$(329,955)	$(71,688)	$(2,171)	$(146,394)	$(728,455)

Capital assets	$1,110,874	$158,177	$127,985	$7,327	$1,576,743	$2,380	$2,983,486
Total segment assets	$1,420,353	$280,953	$235,431	$39,568	$1,576,743	$151,454	$3,704,502
Capital expenditures	$29,920	$13,555	$1,869	$739	$46,000	$10,898	$102,981

For three months ended December 31, 2007
					Tenke Fungurume
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy		Other	Total
Sales	$146,573	$46,119	$34,495	$17,806	$-	$8,117	$253,110

Income (loss) before undernoted	97,687	30,935	19,602	3,220	-	(13,375)	138,069
Depreciation, depletion and amortization	(31,218)	(5,050)	(14,264)	(7,325)	-	(1,262)	(59,119)
General exploration and project investigation	(7,664)	(1,293)	(839)	(1,504)	-	425	(10,875)
Goodwill and long- lived asset impairment	(327,662)	-	(22,336)	-	-	-	(349,998)
Gain (loss) on sale of investments	3,644	-	-	-	-	(3,560)	84
Interest and bank charges	441	(509)	(575)	-	-	(3,564)	(4,207)
Foreign exchange (loss) gain	(581)	744	(4,623)	(126)	-	2,028	(2,558)
Loss on forward sales contracts	5,102	-	5,236	-	-	8,233	18,571
Other income and expenses	3,406	103	(795)	435	(315)	2,980	5,814
Income tax (expense) recovery	28,768	29,210	2,149	895	-	(38,970)	22,052
Net (loss) income from continuing operations	$(228,077)	$54,140	$(16,445)	$(4,405)	$(315)	$(47,065)	$(242,167)
Loss from discontinued operations	(194,438)	-	-	-	-	-	(194,438)
Net (loss) income	$(422,515)	$54,140	$(16,445)	$(4,405)	$(315)	$(47,065)	$(436,605)

Capital assets	$1,241,820	$166,613	$556,786	$107,001	$1,314,819	$160,806	$3,547,845
Total segment assets	$2,242,497	$455,618	$840,175	$169,547	$1,314,819	$(311,832)	$4,710,824
Capital expenditures	$53,910	$9,758	$1,149	$2,115	$34,504	$(1,677)	$99,759

LUNDIN MINING CORPORATION

Segmented Information - Geographical
For three months ended December 31, 2008

	Portugal	Spain	Sweden	Ireland	DRC	Other	Total
Sales	$15,498	$8,919	$11,181	$7,848	$-	$-	$43,446

Loss before undernoted	(19,655)	(14,012)	(3,666)	(20,347)	-	(8,125)	(65,805)
Depreciation and amortization	(24,179)	(9,039)	(5,001)	(1,658)	-	(190)	(40,067)
General exploration and project investigation	(3,973)	(6,236)	(1,386)	(503)	-	(220)	(12,318)
Goodwill and long-lived asset impairment	(81,844)	(303,142)	-	(51,302)	-	(103,777)	(540,065)
Impairment of AFS securities	(5,045)	(63,885)	-	-	-	(75,147)	(144,077)
Interest and bank charges	(848)	(436)	(806)	-	-	(2,512)	(4,602)
Foreign exchange gain (loss)	2,483	(2,440)	(2,440)	184	-	(12,143)	(14,356)
Gain (loss) on forward sales contracts	27	-	(825)	-	-	-	(798)
Other income and expenses	2,191	(1,251)	2,714	421	(2,171)	(3,536)	(1,632)
Income tax (expense) recovery	(31,226)	69,845	43,051	1,517	-	32,693	115,880
Net loss (income) from continuing operations	$(162,069)	$(330,596)	$31,641	$(71,688)	$(2,171)	$(172,957)	$(707,840)
Loss from discontinued operations	(20,615)	-	-	-	-	-	(20,615)
Net loss	$(182,684)	$(330,596)	$31,641	$(71,688)	$(2,171)	$(172,957)	$(728,455)

Capital assets	$1,111,280	$127,985	$158,556	$7,327	$1,576,743	$1,595	$2,983,486
Total segment assets	$1,421,332	$235,906	$301,582	$39,568	$1,576,743	$129,371	$3,704,502
Capital expenditures	$29,890	$1,869	$13,555	$739	$46,000	$10,928	$102,981

For three months ended December 31, 2007
	Portugal	Spain	Sweden	Ireland	DRC	Other	Total
Sales	$146,573	$34,495	$54,220	$17,806	$-	$16	$253,110

Income (loss) before undernoted	97,687	19,599	25,511	3,220	-	(7,948)	138,069
Depreciation and amortization	(31,326)	(14,264)	(5,398)	(7,325)	-	(806)	(59,119)
General exploration and project investigation	(6,524)	(1,406)	(1,496)	(1,504)	-	55	(10,875)
Goodwill and long-lived asset impairment	(327,662)	(22,336)	-	-	-	-	(349,998)
Gain (loss) on sale of investments	3,626	-	-	-	-	(3,542)	84
Interest and bank charges	131	(324)	(2,860)	1	-	(1,155)	(4,207)
Foreign exchange (loss) gain	(455)	(3,051)	803	(202)	-	347	(2,558)
Loss on forward sales contracts	5,102	5,236	8,233	-	-	-	18,571
Other income and expenses	3,877	(795)	(2,468)	271	(315)	5,244	5,814
Income tax (expense) recovery	31,867	2,149	3,372	895	-	(16,231)	22,052
Net (loss) income from continuing operations	$(223,677)	$(15,192)	$25,697	$(4,644)	$(315)	$(24,036)	$(242,167)
Loss from discontinued operations	(194,438)	-	-	-	-	-	(194,438)
Net (loss) income	$(418,115)	$(15,192)	$25,697	$(4,644)	$(315)	$(24,036)	$(436,605)

Capital assets	$1,213,285	$556,786	$168,966	$107,001	$1,314,819	$186,988	$3,547,845
Total segment assets	$1,790,764	$840,260	$208,917	$169,547	$1,314,819	$386,517	$4,710,824
Capital expenditures	$53,910	$1,149	$10,580	$2,115	$34,504	$(2,499)	$99,759